184

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE August 9, 2002

STET HELLAS TELECOMMUNICATIONS S.A.

(*Registrant's name*)

66 Kifissias Ave.
15125 Maroussi
Athens
Greece

(*Address of principal executive offices*)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

Form 20-F.........X........Form 40-F...............

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes............No......X.......

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Special Note to Filing Desk

This report is filed by STET Hellas Telecommunications S.A. ("STET Hellas") pursuant to Rule 12g-3(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a "foreign private issuer" within the meaning of Rule 3b-4 under the Exchange Act, STET Hellas is not required to file reports electronically via EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 09 AUG 2002

STET Hellas Telecommunications S.A.

By: ____________________

Name: Nikolaos Varsakis

Title: Managing Director

Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

4

STET Hellas Telecommunications SA

NEWS FOR INVESTORS

STET HELLAS ANNOUNCES EXTRAORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS

ATHENS, August 8, 2002 – STET Hellas Telecommunications SA (NASDAQ: STHLY; Amsterdam: STHLS) today announced that an Extraordinary General Assembly of the company's shareholders will take place on Thursday, September 5, 2002, at 14.00 at the company offices in Maroussi (Kifissias Avenue no. 66).

In accordance with Greek law and the statute of the company, the Board of Directors invites the shareholders of the Societe Anonyme under the corporate name STET HELLAS TELECOMMUNICATIONS S.A. to the Extraordinary General Assembly to discuss and resolve on the following issue of the agenda:

AGENDA

1. **Increase of the company's share capital by the increase of the nominal value of the shares via the capitalisation of the Retained Earnings Balance and the amendment of article 5 "on the share capital" of the company's Statute.**

The shareholders who wish to participate in the Extraordinary General Assembly have to deposit their shares with the company or the Deposit and Loans Fund or to any other Bank in Greece and submit the relevant certificates of deposit, as well as any documents of representation, at the company offices, at least five (5) days before the meeting of the Extraordinary General Assembly.

Holders of American Depositary Receipts or Dutch Depositary Receipts who wish to participate in the Extraordinary General Assembly should follow the procedures set forth in the relevant Deposit Agreement.

– END –

Investor Relations:
Rania Bilalaki
Tel: +30 10 615 8585

ir@telestet.gr
www.telestet.gr/en/ir.cfm

STET Hellas Telecommunications SA (Nasdaq: STHLY; Amsterdam: STHLS) is at the forefront of mobile communications in Europe. To its growing base of more than 2.2 million customers in Greece, the company's Telestet brand stands for innovative products and services. The company's majority shareholder is TIM International NV of the Telecom Italia Group (NYSE: TI), and its stock is publicly traded on the Nasdaq and Amsterdam exchanges.